Exhibit 10.3

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of the 1st day of January 2025 (the “Effective Date”) by and between VIVOS THERAPEUTICS, INC., a Delaware corporation having its principal place of business at 9137 S. Ridgeline Blvd., Suite 135, Highlands Ranch, Colorado 80129 (the “Company”) and BRADFORD AMMAN, an individual currently residing in the City of ________, Colorado (the “Executive”). As used herein, the term “Parties” shall be used to refer to the Company and Executive jointly.

RECITALS

A. Company is engaged in the business of, among other things, developing and marketing products for the treatment of sleep and breathing disorders;

B. Executive is currently employed by Company as Chief Financial Officer, pursuant to that certain Employment Agreement dated October 22, 2018 and subsequently amended and restated October 8, 2020 (collectively, the “Prior Agreements”);

C. Company desires to continue to employ Executive in the capacity of an executive officer of Company, and Executive desires to be employed in such capacity and on the terms and conditions set forth in this Agreement;

D. As a result, Company and Executive have agreed to amend and restate the Prior Agreements by virtue of this Agreement;

E. The success of Company depends to a substantial extent upon maintaining strict secrecy with respect to confidential information and trade secrets relating to the business of Company;

F. Executive, by reason of Executive’s employment with Company, is being given access to and will acquire, or has been given access to and acquired, knowledge of confidential and sensitive business information and trade secrets of Company, and may further be involved in customer, product, and/or intellectual property development during the course of Executive’s employment;

G. Executive acknowledges that Company has informed Executive that it is only willing to continue to employ Executive in reliance upon the agreements and covenants of Executive herein, and that executing and complying with this Agreement is an express condition of continued employment.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the Parties agree as follows:

1. Employment.

(a) Company hereby employs Executive to serve as the Chief Financial Officer of Company on the terms and conditions set forth herein. In such capacity, Executive shall have the responsibilities normally associated with such position, subject to the direction and supervision of the Chief Executive Officer, including the duties set forth in Attachment A and any other duties assigned to Executive from time to time by the Chief Executive Officer and/or the Company’s Board of Directors (the “Board”).

(b) Executive accepts employment hereunder and agrees that, during the term of Executive’s employment, Executive will observe and comply with the policies and rules of Company and devote substantially all Executive’s time during normal business hours and best efforts to the performance of Executive’s duties hereunder, which duties shall be performed in an efficient and competent manner and to the best of Executive’s ability. Executive further agrees that, during the term of this Agreement, Executive will not, without the prior written consent of the Board, directly or indirectly engage in any manner in any business or other endeavor, either as an owner, employee, officer, director, independent contractor, agent, partner, advisor, or in any other capacity calling for the rendition of Executive’s personal services. This restriction shall not preclude Executive from having passive investments, and devoting reasonable time to the supervision thereof (so long as such does not create a conflict of interest or interfere with Executive’s obligations hereunder), in any business or enterprise that is not in competition with any business or enterprise of Company or any of its parents, subsidiaries or affiliates. This Agreement shall not limit Executive’s community, religious, or charitable activities so long as such activities do not impair or interfere with Executive’s performance of the services contemplated by this Agreement.

(c) Executive’s employment and the place of performance of Executive’s duties will be at Company’s corporate headquarters and/or at a separate office facility in Denver, Colorado, or at such other location as mutually agreed upon by Executive and Company.

2. Compensation; Benefits.

For all services rendered by Executive to or on behalf of Company, Company shall provide or cause to be provided to Executive, subject to making any and all withholdings and deductions required of Company by law with all other income tax consequences being borne by Executive, the following:

(a) Base Salary. Executive is receiving an annualized base salary of $320,000 per year (the “Base Salary”), payable in accordance with the normal payroll practices of Company, and net of applicable withholding and deductions. Executive’s Base Salary shall be reviewed annually by the Board. Any increases in such Base Salary shall be at the sole discretion of the Board.

(b) Management Incentive Plan. Executive shall be eligible for cash incentive compensation in accordance with Attachment B (the “Management Incentive Plan”), attached hereto and made a part hereof by this reference. Cash incentive compensation shall be paid semi- annually upon review and approval of the Compensation Committee of the Board.

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(c) Equity Awards. Executive shall be eligible to participate in Company’s then existing equity incentive plan during the term of employment as determined by the Compensation Committee of the Board in its sole discretion and subject to the terms of any such plan. Any equity awards granted to Executive during the term of employment will be subject to all of the terms and conditions of the plan, the Company’s insider trading policy, the Company’s then existing clawback or recoupment policy, and the award agreement that Executive is required to sign to accept such award.

(d) Expense Reimbursement. Executive shall be entitled to reimbursement for all reasonable out-of-pocket business expenses incurred directly by Executive in performing Executive’s duties and obligations under this Agreement. Company shall reimburse Executive for such reasonable business expenses on a monthly basis, upon submission by Executive of appropriate receipts, vouchers or other documents in accordance with Company’s policy.

(e) Fringe Benefits. Executive shall be entitled to participate in any fringe benefit plans, including medical and dental plans, as adopted by the Company from time to time and applicable to other employees of Company, including without limitation profit-sharing, 401(k), incentive savings, group life insurance, salary continuation, and disability plans, subject to the terms and conditions of each such plan. Company reserves the right to adopt, amend, modify, replace, or discontinue any such fringe benefit plan or its relative contribution to such plan at any time and in its sole discretion.

(f) Paid Time Off. Executive shall be eligible for four (4) weeks of paid time off (“PTO”) annually. Executive may take the paid time off at any time during the year, so long as it does not create hardship for Company. In addition, Executive shall be entitled to paid sick leave and paid holidays in accordance with Company’s policies applicable to other executive employees. Upon the termination of this Agreement for any reason other than Cause (as defined below), Executive shall have the right to receive any accrued but unused PTO.

3. Term and Termination.

(a) Term. Unless terminated earlier, the term of this Agreement shall be for a period of three (3) years commencing with the Effective Date and continuing until December 31, 2027 (the “Term”).

(b) Termination By Company for Cause. Company may terminate this Agreement immediately at any time for Cause. For purposes of this Agreement, “Cause” shall mean (i) any act of dishonesty or fraud with respect to Company; (ii) commission of a felony or a crime involving moral turpitude or the entrance of a plea of guilty or nolo contendere to a felony or a crime involving moral turpitude; (iii) any other criminal act, reasonably determined by the Board, to cause material harm to Company’s standing and reputation; (iv) any action involving a material breach of the terms of the Agreement, including Executive’s continued material failure to perform Executive’s duties to Company after thirty (30) days’ written notice thereof to Executive (spelling out in sufficient detail such failures), without correction of such failure; (v) gross negligence or willful misconduct by Executive with respect to Company, as reasonably determined by the Board; (vi) any acts that violate any policy of Company relating to discrimination or harassment; or (vii) any act or other misconduct that results in or could result in significant reputational harm to the Company. In the event of a termination for Cause, Executive shall not be entitled to receive any unpaid amounts under Executive’s Base Salary and Management Incentive Plan.

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(c) Termination By Company Without Cause. Company may terminate this Agreement immediately at any time without Cause by giving Executive written notice specifying the effective date of such termination. In the event of a termination without Cause, but subject to Executive’s timely execution (and non-revocation) of the Release (as defined below), Executive shall be entitled to receive: (i) a pro-rated Management Incentive Plan payment in accordance with the terms and conditions of Attachment B; (ii) a cash severance payment equal to 12 months of Executive’s then Base Salary (the “Base Salary Severance”); (iii) a lump cash payment equal to 12 times the monthly premium required to be paid by the Executive to continue the Executive’s group health care and dental care coverage as in effect for the year in which the termination of employment occurs, based on the monthly COBRA premium in effect as of the termination date, with such lump sum amount paid to Executive during the first payroll period following the date on which the revocation period described in the Release expires; and (iv) all of Executive’s outstanding equity awards that are not yet vested shall vest in full on the date on which the revocation period described in the Release expires.

(d) Termination By Executive For Good Reason. Executive shall be entitled to terminate this Agreement immediately at any time for Good Reason by giving Company written notice of such termination. For purposes of this Agreement, “Good Reason” shall mean, without Executive’s consent (i) the assignment to Executive of duties inconsistent with the position and nature of Executive’s employment as Chief Financial Officer, the substantial and material reduction of the duties of Executive, which is inconsistent with the position and nature of Executive’s employment as Chief Financial Officer, or the change of Executive’s title indicating a substantial and material change in the position and nature of Executive’s employment; (ii) a reduction in compensation and benefits that would diminish the aggregate value of Executive’s compensation and benefits (except in the case of an equal reduction in salaries for all senior executives because of the financial condition of Company); or (iii) the failure by Company to obtain from any successor an agreement to assume and perform this Agreement; provided, however, that Executive shall not have the right to terminate this Agreement for Good Reason unless: (A) Executive has provided written notice to Company of the intent to terminate the Agreement under this provision identifying the specific condition Executive believes to constitute Good Reason; (B) Company has been given at least 30 days after receiving such notice to cure such condition; and (C) Company fails to reasonably cure the condition. If Executive resigns with Good Reason, subject to Executive’s timely execution (and non-revocation) of the Release, Executive shall be entitled to receive: (i) a pro-rated Management Incentive Plan payment in accordance with the terms and conditions of Attachment B; (ii) the Base Salary Severance; (iii) a lump cash payment equal to 12 times the monthly premium required to be paid by the Executive to continue the Executive’s group health care and dental care coverage as in effect for the year in which the termination of employment occurs, based on the monthly COBRA premium in effect as of the termination date, with such lump sum amount paid to Executive during the first payroll period following the date on which the revocation period described in the Release expires; and (iv) all of Executive’s outstanding equity awards that are not yet vested shall vest in full on the date on which the revocation period described in the Release expires.

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(e) Termination By Executive Without Good Reason. Executive may also terminate this Agreement at any time without Good Reason by giving Company at least sixty (60) days’ prior written notice. In such event, Executive shall be entitled to receive Executive’s Base Salary through the date of such resignation.

(f) Termination Due To Disability. If Executive becomes Disabled (as defined below), this Agreement shall terminate and subject to Executive’s timely execution (and non-revocation) of the Release, Executive shall be entitled to receive: (i) a pro-rated Management Incentive Plan payment in accordance with the terms and conditions of Attachment B; (ii) the Base Salary Severance but such Base Salary Severance shall be reduced to six (6) months; (iii) a lump cash payment equal to six (6) times the monthly premium required to be paid by the Executive to continue the Executive’s group health care and dental care coverage as in effect for the year in which the termination of employment occurs, based on the monthly COBRA premium in effect as of the termination date, with such lump sum amount paid to Executive during the first payroll period following the date on which the revocation period described in the Release expires; and (iv) all of Executive’s outstanding equity awards that are not yet vested shall vest in full on the date on which the revocation period described in the Release expires. For this purpose, “Disability” means Executive’s inability to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code.

(g) Termination Due To Death. If Executive dies subject to Executive’s estate’s timely execution (and non-revocation) of the Release, the estate shall be entitled to receive: (i) a pro-rated Management Incentive Plan payment in accordance with the terms and conditions of Attachment B; (ii) the Base Salary Severance but such Base Salary Severance shall be reduced to six (6) months; (iii) a lump cash payment equal to six (6) times the monthly premium required to be paid by the Executive to continue the Executive’s group health care and dental care coverage as in effect for the year in which the termination of employment occurs, based on the monthly COBRA premium in effect as of the termination date, with such lump sum amount paid to Executive during the first payroll period following the date on which the revocation period described in the Release expires; and (iv) all of Executive’s outstanding equity awards that are not yet vested shall vest in full on the date on which the revocation period described in the Release expires.

(h) Impact of Change In Control.

(i) In the event of a Change In Control (as defined below), and notwithstanding the fact that Executive may continue to provide services from and after the Change In Control, on the date of a Change In Control, all of Executive’s outstanding equity awards that are not yet vested shall vest in full. For purposes of this Agreement, “Change In Control” shall have the meaning ascribed to it in the Company’s then existing equity incentive plan.

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(ii) In the event Executive’s employment is terminated by the Company without Cause or Executive resigns for Good Reason during the 12 month period following a Change In Control, then, subject to Executive’s timely execution (and non-revocation) of the Release, Executive shall be entitled to receive: (i) a pro-rated Management Incentive Plan payment in accordance with the terms and conditions of Attachment B; (ii) a cash severance payment equal to 24 months of Executive’s then Base Salary (the “Enhanced Base Salary Severance”); and (iii) a lump cash payment equal to 24 times the monthly premium required to be paid by the Executive to continue the Executive’s group health care and dental care coverage as in effect for the year in which the termination of employment occurs, based on the monthly COBRA premium in effect as of the termination date, with such lump sum amount paid to Executive during the first payroll period following the date on which the revocation period described in the Release expires

(i) Provisions of Agreement that Survive Termination. No termination of this Agreement shall affect any of the rights and obligations of the Parties hereto under Sections 4 through 8, and it is expressly contemplated by the Parties that such rights and obligations shall survive such termination in accordance with the terms of such sections.

(j) Resignation from Positions. Upon termination of Executive hereunder for any reason, Executive agrees that Executive shall be deemed to have resigned from all officer, director, management or board positions to which Executive may have been elected or appointed by reason of Executive’s employment or involvement with Company and any other boards and/or industry associations in which Executive serves as a result of or in Executive’s capacity as Chief Financial Officer (collectively, the “Associations”). Executive agrees to promptly execute and deliver to Company or its designee any other document, including without limitation a letter of resignation, reasonably requested by Company to effectuate the purposes of this Section 3(j). If Company is unable, after reasonable effort, to secure Executive’s signature on any document that Company deems to be necessary to effectuate the purposes of this Section 3(j), Executive hereby designates and appoints Company and its duly authorized officers and agents as Executive’s agent and attorney-in-fact, to act for and on Executive’s behalf to execute, verify and submit to any appropriate third party any such document, which shall thereafter have the same legal force and effect as if executed by Executive.

(k) Release Requirement. As a condition to receiving (and continuing to receive) the post-termination payments and benefits described in this Agreement, Executive (or Executive’s spouse or estate) must (i) within not later than 60 days after the last day of employment (the “Release Deadline”), execute (and not revoke) and deliver to the Company a Mutual Release Of All Claims And Covenant Not To Sue Agreement (the “Release”) in a form to be prepared by the Company at the time of Executive’s separation from employment; and (ii) remain in full compliance with such Release. The Company will have the obligation to provide Executive with the Release within seven (7) days of the termination date. None of the post-termination payments and benefits described in this Agreement will be paid or provided until the Release is effective and irrevocable and if the Release does not become effective and irrevocable by the Release Deadline, Executive will forfeit all rights to the post-termination severance payments and benefits described in this Agreement. If the Release is effective and irrevocable on the Release Deadline, then, except as required the following sentence and/or Section 409A (as defined below), any payments that would have been made to Executive during the 60 day period immediately following Executive’s separation from service will be paid to Executive on the first Company payroll period following the Release Deadline and any remaining payments will be made as provided in this Agreement. Additionally, and notwithstanding anything herein to the contrary, in the event that the time period within which Executive must return and not revoke the Release straddles two (2) calendar years, in all events any post-termination payments that are subject to Section 409A will be made (or commence, as applicable) in the second such calendar year.

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4. Restrictive Covenants.

The Executive understands that the nature of the Executive’s position gives the Executive access to and knowledge of trade secrets and Confidential Information (as defined in the Nondisclosure Agreement) and places the Executive in a position of trust and confidence with the Company. The Executive understands and acknowledges that the Executive is being hired because the executive services the Executive provides to the Company are unique, special, or extraordinary. Executive further understands and acknowledges that the Company’s ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Employee is likely to result in unfair or unlawful competitive activity. Accordingly, Executive agrees as follows:

(a) Definitions. The following definitions shall apply to this Section 4:

(i) The term “Competitive Business” means any business whose products, services, or activities compete in whole or in part with the products services, or activities of Company, or planned products, services, or activities in which Executive was involved, during Executive’s employment with Company.

(ii) The term “Customer Information” identifying facts and circumstances specific to the Company’s customer, including, but is not limited to, names, phone numbers, addresses, email addresses, order history, order preferences, chain of command, and pricing information.

(iii) The term “Nondisclosure Agreement” means the Employee Confidential Information and Invention Assignment Agreement attached hereto as Attachment C.

(iv) The term “Prohibited Activity” is activity in which the Executive contributes the Executive’s knowledge, directly or indirectly, in whole or in part, as an employee, employer, owner, operator, manager, advisor, consultant, contractor, agent, partner, director, stockholder, officer, volunteer, intern, or any other similar capacity to a Competitive Business. Prohibited Activity also includes activity that may require or inevitably require the use or disclosure of trade secrets, proprietary information, or confidential information.

(v) The term “Restricted Area” shall mean the continental United States.

(vi) The term “Restricted Period” shall mean the period of Executive’s employment with the Company and 24 months immediately following the termination of Executive’s employment with the Company, regardless of the reason for the termination.

(b) Non-Competition. During the Restricted Period, Executive agrees and covenants not to engage in Prohibited Activity within the Restricted Area. The Company hereby provides the Executive with the attached Attachment D intending to comply with C.R.S. § 8-2-113.

(c) Non-Solicitation. Executive understands and acknowledges that the Company has expended and continues to expend significant time and expense in recruiting and training its employees and that the loss of employees would cause significant and irreparable harm to the Company. Executive agrees and covenants not to directly or indirectly solicit, hire, recruit, or attempt to solicit, hire, or recruit, any employee of the Company, or induce the termination of employment of any employee of the Company, during the Restricted Period. This non-solicitation provision explicitly covers all forms of oral, written, or electronic communication, including, but not limited to, communications by email, regular mail, express mail, telephone, fax, instant message, and social media (including, but not limited to, Facebook, LinkedIn, Instagram, Twitter, TikTok, and any other social media platform, whether or not in existence at the time of entering into this Agreement).

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(d) Non-Solicitation of Customers. Executive understands and acknowledges that because of the Executive’s experience with and relationship to the Company, the Executive will has and will continue to have access to and will learn/has learned and will continue to learn about much or all of the Company’s Customer Information, including, but not limited to, confidential information. Executive understands and acknowledges that: (i) the Company’s relationships with its customers is of great competitive value; (ii) the Company has invested and continues to invest substantial resources in developing and preserving its customer, vendor, and/or supplier relationships and goodwill; and (iii) the loss of any such relationships or goodwill will cause significant and irreparable harm to the Company. Accordingly, Executive agrees and covenants that during the Restricted Period, not to directly or indirectly solicit, contact, or attempt to solicit or contact, using any other form of oral, written, or electronic communication, including, but not limited to, email, regular mail, express mail, telephone, fax, instant message, or social media (including, but not limited to, Facebook, LinkedIn, Instagram, Twitter, TikTok, and any other social media platform, whether or not in existence at the time of entering into this Agreement), or meet with the Company’s actual or prospective customers, vendors, and suppliers for purposes of offering or accepting goods or services similar to or competitive with those offered by the Company. This restriction shall only apply to the actual and prospective customers, vendors, and suppliers with which Company conducted business in the 24 month period preceding the date of solicitation or the Termination Date, whichever is earlier, and with which Executive had contact or about which Executive learned confidential information.

(e) Tolling of Restrictive Covenants. Should Executive violate any of the terms of Section 4 of this Agreement, the duration of the restrictions contained in Section 4 shall be extended by the duration of time during which Executive was in violation of the same.

(f) Property of Company. Any property, confidential information, and all other business information, data, or documents, shall be and remain solely and exclusively the property of Company. During Executive’s employment, Executive shall not remove from the property or premises of Company any confidential information or any other documents or data relating to the business, work, services or sales of Company, or copies thereof, unless authorized by Company and required for Executive to perform Executive’s duties under this Agreement. Upon the termination of Executive’s employment (regardless of whether such termination is with or without Cause or Good Reason), Executive shall promptly deliver to Company all property, documents, files, data, and other items (whether maintained in electronic or hard copy format) obtained in the course of Executive’s employment with Company, including any Company-leased vehicle, whether or not Executive believes such items constitute or contain confidential information, and without retaining any copies, notes, or excerpts thereof. At Company’s request, Executive shall permit Company or its designee to review any computer, devices, or data storage hardware on which Executive stored or accessed any business information of Company or its customers to confirm that such business information has been permanently removed and deleted therefrom.

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(g) Remedies. Executive acknowledges that the restrictions contained herein are reasonable, mutually beneficial, and necessary in order to protect Company’s legitimate business interests, that any violation thereof would result in irreparable injury to Company and that Executive therefore acknowledges and agrees that, in the event of any violation hereof, Executive shall be authorized and entitled to obtain temporary, preliminary, and permanent injunctive relief, as well as an equitable accounting of all profits or benefits arising out of such violation, which rights and remedies shall be cumulative and in addition to any other rights or remedies to which Company may be entitled.

(i) Inventions; Intellectual Property; Confidential Information. The Employee Confidential Information and Invention Assignment Agreement (the “Nondisclosure Agreement”) attached hereto as Attachment C is incorporated and made a part hereof by this reference. Notwithstanding the other provisions of this Agreement and the Nondisclosure Agreement, Executive will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if Executive files a lawsuit for retaliation by Company for reporting a suspected violation of law, Executive may disclose the trade secret to Executive’s attorney and use the trade secret information in the court proceeding if Executive files any document containing the trade secret under seal and does not disclose the trade secret except pursuant to court order.

5. Non-Disparagement.

Following the termination of Executive’s employment hereunder for any reason, Executive agrees that Executive shall not make any statements disparaging Company, its Board, its business, and/or the officers, directors, stockholders, or employees of Company or the Associations. Nothing in this Agreement shall prevent Executive from the disclosure of information that: (A) is made: (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In the event that Executive files a lawsuit alleging retaliation by the Company for reporting a suspected violation of law, Executive may disclose confidential information related to the suspected violation of law or alleged retaliation to Employee’s attorney and use that information in the court proceeding if Executive or Executive’s attorney: (Y) files any document containing confidential information under seal; and (Z) does not disclose the confidential information, except pursuant to court order. Executive understands and acknowledges that the Company provides this notice in compliance with the Defend Trade Secrets Act of 2016.

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6. Non-Assignability.

It is understood that this Agreement has been entered into personally by the Parties. Neither party shall have the right to assign, transfer, encumber or dispose of any duties, rights or payments due hereunder, which duties, rights and payments with respect hereto are expressly declared to be non-assignable and non-transferable, being based upon the personal services of Executive, and any attempted assignment or transfer shall be null and void and without binding effect on either party; provided, however, that Company may assign this Agreement to any parent, subsidiary, affiliate or successor corporation.

7. Complete Agreement.

Except as to any prior intellectual property, non-competition, non-solicitation and non-disclosure covenants or agreements entered into between Company and Executive, this Agreement constitutes the full understanding and entire employment agreement of the Parties, and supersedes and is in lieu of any and all other understandings or agreements between Company and Executive including the Prior Agreements which, other than as specifically set forth in this Agreement, is superseded in its entirety. Nothing herein is intended to limit any rights or duties Executive has under the terms of any applicable incentive compensation, benefit plan or other similar agreements.

8. Disputes.

Notwithstanding Section 4 reserving the right to seek injunctive relief, this Section of this Agreement will be enforceable for the duration of Executive’s employment with Company, and thereafter with respect to any such claims arising from or relating to Executive’s employment or cessation of employment with Company. THE PARTIES ACKNOWLEDGE THAT THEY MUST ARBITRATE ALL SUCH EMPLOYMENT-RELATED CLAIMS, AND THAT THEY MAY NOT FILE A LAWSUIT IN COURT, OTHER THAN FOR THE PURPOSES OF SEEKING INJUNCTIVE RELIEF UNDER SECTION 4.

Any dispute or claim arising to or in any way related to this Agreement shall be settled by binding arbitration in Denver, Colorado, but any dispute or controversy arising out of or interpreting this Agreement shall be settled in accordance with the laws of the State of Colorado as if this Agreement were executed and all actions were performed hereunder within the State of Colorado. All arbitration shall be conducted in accordance with the rules and regulations of the American Arbitration Association (“AAA”). AAA shall designate an arbitrator from an approved list of arbitrators following both Parties’ review and deletion of those arbitrators on the approved list having a conflict of interest with either party. Each party shall pay its own expenses associated with such arbitration and except for Company’s obligations under the Securities Exchange Act of 1934, if any, the Parties agree to keep all such matters confidential. A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter has arisen and in no event shall such demand be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statutes of limitations. The decision of the arbitrators shall be rendered within 60 days of submission of any claim or dispute, shall be in writing and mailed to all the Parties included in the arbitration. The decision of the arbitrator shall be binding upon the Parties and judgment in accordance with that decision may be entered in any court having jurisdiction thereof.

The only claims or disputes excluded from binding arbitration under this Agreement are the following: any claim by Executive for workers’ compensation benefits or for benefits under a Company plan that provides its own arbitration procedure; and any claim by either Party for equitable relief, including but not limited to, a temporary restraining order, preliminary injunction or permanent injunction against the other party. This agreement to submit all covered claims to binding arbitration in no way alters the exclusivity of Executive’s remedy in the event of any termination with or without Cause.

9. Amendments.

Any amendment to this Agreement shall be made only in writing and signed by each of the Parties hereto.

10. Governing Law.

The internal laws of the State of Colorado shall govern the construction and enforcement of this Agreement.

11. Notices.

Any notice required or authorized hereunder shall be deemed delivered when deposited, postage prepaid, in the United States mail, certified, with return receipt requested, addressed to the Parties as follows:

If to Executive:	Bradford Amman

With a copy to:

If to Company:	Vivos Therapeutics, Inc. 7921 Southpark Plaza Suite 210 Littleton, CO 80120 Attention: Board of Directors

With a copy to:	Snell & Wilmer L.L.P. 1200 Seventeenth Street Suite 1900 Denver, CO 80202 Attention: Martin C. Walsh, Jr.

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12. Code Section 409A.

(a) This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and related U.S. Treasury regulations or pronouncements (“Section 409A”) and any ambiguous provision will be construed in a manner that is compliant with or exempt from the application of Section 409A. To the extent required by Section 409A, any reference to an Executive’s termination of employment shall mean a cessation of the employment relationship between the Executive and Company which constitutes a “separation from service” as determined in accordance with Section 409A. Nevertheless, the Company does not and cannot guarantee any particular tax effect or treatment of the amounts due under this Agreement. Except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to Executive, the Company will not be responsible for the payment of any applicable taxes on compensation paid or provided pursuant to this Agreement. Neither the time nor schedule of any payment under this Agreement may be accelerated or subject to further deferral except as permitted by Section 409A of the Internal Revenue Code and the applicable regulations. Executive does not have any right to make any election regarding the time or form of any payment due under this Agreement except as permitted by Section 409A. Installment payments made pursuant to this Agreement shall be treated as separate payments for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii). In the event this Agreement or any benefit paid to Executive hereunder is deemed to be subject to Section 409A, Executive consents to the Company adopting such conforming amendments or taking such actions as the Company deems necessary, in its reasonable discretion, to comply with Section 409A and avoid the imposition of taxes under Section 409A.

(b) Notwithstanding anything in this Agreement to the contrary notwithstanding, if on the date of termination of Executive’s employment with Company, Executive is a “specified employee” as defined in Treasury Regulation Section 1.409A-1(i)(1), and as a result of such termination would receive any payment that, absent the application of this Section 12 would be subject to interest and additional tax imposed pursuant to Section 409A as a result of the application of Section 409A(a)(2)(B)(i) of the Code, then no such payment shall be made prior to the date that is the earliest of (i) 6 months after the date of termination of Executive’s employment;

(i) Executive’s death; or (iii) such other date as will cause such payment not to be subject to such interest and additional tax.

13. Code Section 280G. In the event that it is determined that any payment or distribution of any type to or for Executive’s benefit made by the Company, by any of its affiliates, by any person who acquires ownership or effective control or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) or by any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Total Payments”)), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), then such payments or distributions or benefits will be payable either:

(i) in full; or

(ii) as to such lesser amount which would result in no portion of such payments or distributions or benefits being subject to the Excise Tax.

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Executive will receive the greater, on an after-tax basis, of (i) or (ii) above. In the event that clause (ii) above applies, and a reduction is required to be applied to the Total Payments, the Total Payments will be reduced by the Company in the following order: (1) cash severance payments and benefits due under this Agreement will be reduced (if necessary, to zero) in such order with amounts that are payable first reduced first; provided, however that in all events such payments which are not subject to Section 409A of the Code will be reduced first; (2) payments and benefits due in respect of any options to purchase shares of common stock of the Company will be reduced second; (3) payments and benefits due in respect of any full value equity awards (i.e., restricted stock or restricted stock units) for which an election under Section 83(b) of the Code has not been made will be reduced third; and (4) payments and benefits due in respect of any full value equity awards (i.e., restricted stock or restricted stock units) for which an election under Section 83(b) of the Code has been made will be reduced fourth. Notwithstanding anything to the contrary herein, in all events, Executive will have no right, power or discretion to determine the reduction of payments and/or benefits hereunder and any such reduction will be structured in a manner intended to comply with Section 409A of the Code.

Unless Executive and the Company agree otherwise in writing, any determination required under this Section 13 will be made in writing by a qualified independent accountant or compensation consulting firm selected by the Company (the “Accountant”) whose determination will be conclusive and binding. Executive and the Company will furnish the Accountant such documentation and documents as the Accountant may reasonably request in order to make a determination. The Company will bear all costs that the Accountant may reasonably incur in connection with performing any calculations contemplated by this Section 13.

14. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors and legal representatives.

15. Counterparts.

This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the Parties hereto.

16. Construction.

Headings in this Agreement are for convenience only and shall not control the meaning of this Agreement. Whenever applicable, masculine and neutral pronouns shall equally apply to the feminine genders; the singular shall include the plural and the plural shall include the singular. The Parties have reviewed and understand this Agreement, and each has had a full opportunity to negotiate this Agreement’s terms and to consult with counsel of their own choosing. Therefore, the Parties expressly waive all applicable common law and statutory rules of construction that any provision of this Agreement should be construed against this Agreement’s drafter, and agree that this Agreement and all amendments thereto shall be construed as a whole, according to the fair meaning of the language used.

17. Severability and Modification by Court.

If any court of competent jurisdiction declares any provision of this Agreement invalid or unenforceable, the remainder of this Agreement shall remain fully enforceable. To the extent that any such court concludes that any provision of this Agreement is void or voidable, the court shall reform such provision(s) to render the provision(s) enforceable, but only to the extent absolutely necessary to render the provision(s) enforceable and only in view of the Parties’ express desire that Company be protected to the greatest extent allowed by law from unfair competition, unfair solicitation and/or the misuse or disclosure of its confidential information and records containing such information.

[Signature Page to follow.]

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THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day of the date first written above.

VIVOS THERAPEUTICS, INC.

By:	/S/ R. KIRK HUNTSMAN
Title:	Chief Executive Officer

EXECUTIVE:

/S/ BRADFORD AMMAN
BRADFORD AMMAN

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Attachment A

Job Description for Chief Financial Officer

Job Title:	Chief Financial Officer
Department:	Executive
Reports To:	Chief Executive Officer

SUMMARY

The Chief Financial Officer (“CFO”) has primary responsibility for assisting the CEO in developing the strategic direction and positioning of the Company.

The CFO is accountable for the accounting and financial operations of the Company.

The CFO leads and directs Vivos by performing the following duties personally or through subordinate managers.

ESSENTIAL DUTIES AND RESPONSIBILITIES include the following. Other duties may be assigned.

●	assist the CEO in developing, for the Board’s approval, a strategic direction and positioning to ensure the Corporation’s success;
●	together with the CEO, develop and recommend to the Board an annual operating plan, financial forecast and financial budget that support the Corporation’s long term strategy;
●	create, coordinate, and evaluate the financial controls and supporting information systems of the Corporation;
●	together with the CEO, approve and coordinate changes and improvements to disclosure controls and procedures and internal control over financial reporting;
●	ensure that effective internal controls are in place and take steps to enhance, where necessary, the internal control systems within the Corporation;
●	keep the Board aware of the financial position and financial development of the Corporation;
●	develop appropriate key performance indicators to monitor and drive the financial performance of the Corporation;
●	ensure proper training of all personnel working on financial, accounting, audit or fiscal matters;
●	oversee and monitor the Corporation’s financial position, banking and financing activities and capital structure and monitor the respect of banking and financial covenants and hedging arrangements, as applicable;
●	ensure the adequacy of the Corporation’s insurance coverage;
●	oversee and monitor effective tax strategies and compliance for the Corporation;
●	coordinate the preparation of the Corporation’s financial statements and management discussion and analysis (annual and interim);
●	review, approve and present the Corporation’s annual and interim earnings releases, financial statements and management discussion and analysis;

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●	certify documents as required under securities laws;
●	oversee the mandate and the work of the internal auditor of the Corporation;
●	coordinate the annual audit (and any special or non-recurring audit) with the Corporation’s external auditors;
●	coordinate the review, and liaise with the external auditors as required, of all financial information disclosed in any offering documents of the Corporation;
●	communicate transparently and collaborate to the fullest extent possible with the Corporation’s external auditors;
●	oversee the Corporation’s processes for identifying, assessing and managing the principal risks of the Corporation’s business;
●	assist the Corporation’s Audit Committee in performing its duties required under the applicable securities laws and the Audit Committee Charter;
●	attend meetings of the Board and its Committees and present the financial information necessary or relevant to the Board or such Committees for discharging its and their duties;
●	ensure the information communicated to the public fairly portrays the position of the Corporation;
●	establish and maintain lines of communications with the investor community and oversee the dissemination of the Corporation’s press releases, annual report, communications with analysts and the media and investor relations; and
●	perform other functions related to the office of the CFO or as may be reasonably requested by the Corporation’s CEO or Board.
●	Any other job, duty or task reasonably assigned from time to time by the Board of Directors of Vivos, acting reasonably.

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Attachment B

MANAGEMENT INCENTIVE PLAN

1. INCENTIVE. Executive shall be eligible for cash incentive compensation in the total gross amount of up to 50% of Executive’s Base Salary, less required withholding and deductions, based on achievement of established annual performance objectives (the “MBO Milestones”). Incentive compensation paid pursuant to this Plan shall be paid semi-annually upon review and approval of the Compensation Committee of the Board.

2. MBO MILESTONES. Executive’s entitlement to incentive compensation pursuant to this Plan shall be based upon achievement of the following annual performance objectives:

MBO Milestone	Percentage Weight

Reinstatement of Shelf	20%

Closing of financings of $10M+	20%

Topline revenue in excess of annual forecast	20%

Additional FDA Clearance(s)	10%

Operating cash flow in excess of forecast	10%

Acquisition or strategic commercial partnership approved by the Board	20%

The foregoing MBO Milestones shall be in effect for 2024 and 2025 and have been approved by the Compensation Committee of the Board and the Board, and are subject to modification by the Compensation Committee of the Board. Future MBO Milestones shall be established by the Compensation Committee of the Board in its sole discretion.

3. TERMINATION. Other than the pro-rated payments described below, Executive must remain in continuous employment with the Company on each applicable semi-annual payment date to receive the cash incentive compensation payment for any given period; provided, that, if Executive’s employment is terminated without Cause, Executive resigns for Good Reason, Executive dies, or Executive becomes Disabled, and Executive satisfies the requirements Section forth in Section 3 of the Agreement, then Executive shall be entitled to receive a pro-rated cash incentive compensation payment for the semi-annual period during which sum termination of employment occurs (with the pro-rated amount calculated by reference to actual performance and the number of days during the period Executive was employment by the Company) and with such lump sum amount paid to Executive in a single sum cash payment no later than 30 days following the last day of the applicable semi-annual bonus period.

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Attachment C

EMPLOYEE CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT

(See Attached)

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Attachment D

NOTICE REGARDING COVENANTS NOT TO COMPETE

To:	Vivos Therapeutics, Inc.

From:	Bradford Amman

Date:	September 13, 2024

Re:	Notice Pursuant to C.R.S. § 8-2-113

In compliance with C.R.S. § 8-2-113(4), you are hereby notified that the enclosed AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT and the Employee Nondisclosure and Invention, IP and Copyright Assignment Agreement between Company and Executive dated September 13, 2024 entered into between you and VIVOS THERAPEUTICS, INC. (the “Company”) are being provided to you.

Both of the documents referenced above contain one or more covenants not to compete that are reasonably necessary to protect the Company’s trade secrets. The covenants not to compete contained in the two documents could restrict your options for subsequent employment following your separation from the Company.

Please refer to Section 4 of the AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT for the specific provisions constituting the covenants not to compete.

I acknowledge receipt of this Notice and receipt of the Agreement.

Signature:	/S/ BRADFORD AMMAN

Print Name:	Bradford Amman

Date:	September 13, 2024

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